EXHIBIT 99(a)(5)(C)

For Immediate Release

OPENWAVE COMMENCES TENDER OFFER FOR ALL OUTSTANDING SHARES OF SIGNALSOFT CORPORATION COMMON STOCK AT $2.26 PER SHARE

REDWOOD CITY, Calif. and BOULDER, Colo., June 11, 2002—Openwave Systems Inc. (NASDAQ: OPWV) and SignalSoft Corporation (Nasdaq: SGSF) announced that the previously announced cash tender offer by Openwave for all of the outstanding shares of common stock of SignalSoft at a price of $2.26 per share will commence today. Openwave will effect the purchases through a wholly-owned acquisition subsidiary. The tender offer is scheduled to expire at 12:00 midnight, New York time, on Wednesday, July 10, 2002.

Certain stockholders owning approximately 30% of the outstanding common stock of SignalSoft have agreed in advance to tender their shares to Openwave in the tender offer. The Board of Directors of SignalSoft has unanimously approved the merger agreement and recommends that SignalSoft stockholders accept the offer and tender their shares.

Following completion of the tender offer, Openwave intends to consummate a merger of its acquisition subsidiary with and into SignalSoft. SignalSoft will then be a wholly owned subsidiary of Openwave. Any remaining SignalSoft stockholders will receive the same cash price paid in the tender offer.

The tender offer is subject to conditions, including tender of at least two-thirds of the outstanding common stock of SignalSoft on a fully diluted basis; expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended and other customary conditions.

The Depositary for the tender offer is US Stock Transfer Corp., 1745 Gardena Avenue, Glendale, California 91204.

The Information Agent for the tender offer is Georgeson Shareholder Communications Inc., 17 State Street,10th Floor, New York, New York 10004.

About Openwave

Openwave Systems Inc. is the worldwide leader of open IP-based communication infrastructure software and applications. Openwave is a global company headquartered in Redwood City, California. For more information, please visit www.openwave.com.

About SignalSoft

SignalSoft® Corp. (Nasdaq: SGSF) offers mobile operators worldwide the software products and solutions needed to effectively implement location-based services. The company’s Wireless Location Services® software suite provides operators the ability to deliver new services to their subscribers, differentiate their offerings, increase revenues, reduce churn and build subscriber loyalty. Some of the largest U.S. mobile operators, including AT&T Wireless, Cingular, Sprint PCS and VoiceStream, and leading operators in Europe, such as Cegetel/SFR, Libertel-Vodafone, Orange and Telia, use SignalSoft’s products. Founded in 1995, SignalSoft is headquartered in Boulder, Colorado, USA, with offices in Sweden and the United Kingdom. For more information visit the company’s Web site at www.signalsoftcorp.com. SignalSoft® and Wireless Location Services® are federally registered trademarks of SignalSoft Corporation.

Cautionary Note Regarding Forward Looking Statements

Openwave Systems Inc.

This release contains forward-looking statements relating to expectations, plans or prospects for Openwave Systems Inc. that are based upon the current expectations and beliefs of Openwave’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (a) the ability to realize our strategic objectives by taking advantage of market opportunities in the Americas, Europe including the Middle East, and the Asia Pacific region; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of our current, new and potential customers, suppliers and strategic partners; (c) risks associated with the success of the GSM Association’s Mobile Service Initiative; (d) risks associated with the development and licensing of software generally, including potential delays in software development and technical difficulties that may be encountered in the development or use of the Company’s software; (e) the ability to manage the Company’s growth; (f) the ability to continue to obtain qualified, experienced employees; (g) the ability to successfully partner with other companies; (h) the ability to acquire additional companies and technologies and integrate such acquisitions, such as the acquisition of SignalSoft; (i) competition and technological changes and developments; (j) general risks of the Internet and wireless and wireline telecommunications sectors; and (k) the uncertain economic and political climate in the United States and throughout the rest of the world and the potential that such climate may deteriorate further.

For a detailed discussion of these and other cautionary statements, please refer to the risk factors discussed in filings with the U.S. Securities and Exchange Commission (“SEC”), including but not limited to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001 and the Company’s quarterly reports on form 10-Q for the quarters ended September 30, 2001, December 31, 2001 and March 31, 2002. All documents also are available through the SEC’s Electronic Data Gathering Analysis and Retrieval system (EDGAR) at www.sec.gov and from Openwave’s Web site at www.openwave.com. The Company assumes no obligation to update the forward-looking statements included in this document.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of SignalSoft. Openwave has filed tender offer materials with the SEC and SignalSoft has filed a solicitation/recommendation statement with the SEC relating to the offer. The tender offer materials (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available without charge to all stockholders of SignalSoft. The tender offer materials (including the offer to purchase, the related letter of transmittal and all other documents filed with the Commission) and the solicitation/recommendation statement are available for free at the Commission’s website at www.sec.gov and at Openwave’s website at www.openwave.com.

The tender offer statement and related materials may be obtained for free by directing such requests to Georgeson Shareholder Communication Inc., 17 State Street, 10th Floor, New York, New York 10004, or by calling toll free (800) 818-2996.

SignalSoft

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, delay in product development, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in SignalSoft’s filings with the Securities and Exchange Commission.

# # #

Openwave, the Openwave logo and Services OS are trademarks and or registered trademarks of Openwave Systems Inc. All other trademarks are the properties of their respective owners.

For more information please contact:

Press Contacts

Openwave Systems Inc. Michele Landry Openwave +1 650 480 4622 Michele.landry@openwave.com	SignalSoft Corporation Ali Heine SignalSoft Corp. +1 303 381 3189 aheine@signalsoftcorp.com

Investor Contact Mike Musson Openwave + 1 805 884 5352 mike.musson@openwave.com	Investor Contact Michael Newman Street Connect for SignalSoft Corp. +1 206 320 1231 mnewman@stct.com